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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               The viaLink Company
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   92552Q 10 1
                                   -----------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5850

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 6, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552Q 10 1                   13D                    Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        (See Instructions)
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             59,750,438
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                    0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        59,750,438
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power               0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        59,750,438
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        28.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                    Page 3 of 9 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           59,750,438
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      59,750,438

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        59,750,438
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        28.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                    Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                      0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           59,750,438
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                 0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      59,750,438

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        59,750,438
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        28.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 92552Q 10 1                   13D                    Page 5 of 9 Pages
--------------------------------------------------------------------------------

                                  Introduction
                                  ------------

         This Amendment No. 2 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of The viaLink Company, a Delaware corporation ("viaLink").

Item 1.  Security and Issuer

         This statement relates to the Common Stock of The vialink Company. vialink's executive offices are located at 13155 Noel Road, Suite 300, Dallas, Texas 75240.

Item 2.  Identity and Background

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is RK Consulting (Cayman) Ltd., P.O. Box 174865, Cayman
Corporate Center, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)   Not applicable.

         (b)   Not applicable.

         (c)   Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f)   Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

         The  securities  which  are the  subject  of this  Amendment  No.  2 to
Schedule 13D were acquired in part as a dividend payment in connection with the Reporting Person's ownership of Series D Preferred Stock and in part as satisfaction of accrued interest under certain promissory notes held by the Reporting Person.

CUSIP No. 92552Q 10 1                   13D                    Page 6 of 9 Pages
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of viaLink for investment purposes.

         Except as may be provided herein, in the Schedule 13D filed by the Reporting Person on February 10, 2004, or in Amendment No. 1 to the Schedule 13D filed by the Reporting Person on July 2, 2004, with respect to its beneficial ownership of shares of Common Stock of viaLink, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of viaLink or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of viaLink or any of its subsidiaries; (iii) any change in the present board of directors or management of viaLink, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of viaLink; (v) any other material change in viaLink's business or corporate structure, (vi) any changes in viaLink's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of viaLink by any person; (vii) causing a class of securities of viaLink to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of viaLink to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

1.       The Reporting Person.

         (a)   Amount beneficially owned: 59,750,438 shares of Common Stock.

         (b)   Percent of Class: 28.8%

         (c)   Number of shares as to which such person has:

               (i)    sole power to vote or direct the vote: 59,750,438

               (ii)   shared power to vote or direct the vote: 0

               (iii)  sole  power to  dispose  or  direct  the  disposition  of:
                      59,750,438

               (iv)   shared power to dispose or direct the disposition of: 0

         On October 6, 2004, the Reporting Person acquired 4,449,146 shares of Common Stock which were issued as a dividend payment in connection with the Reporting Person's ownership of shares of Series D Preferred Stock of viaLink as well as 296,620 shares of Common Stock which were issued in satisfaction of accrued interest under certain promissory notes held by the Reporting Person.

CUSIP No. 92552Q 10 1                   13D                    Page 7 of 9 Pages
--------------------------------------------------------------------------------

2.       The Investment Manager - same as Mr. Derby, see below.

3.       Mr. Derby.

         (a)   Amount beneficially owned: 59,750,438 shares of Common Stock.

         (b)   Percent of Class: 28.8%

         (c)   Number of shares as to which such person has:

               (i)    sole power to vote or direct the vote: 0

               (ii)   shared power to vote or direct the vote: 59,750,438

               (iii)  sole power to dispose or direct the disposition of: 0

               (iv)   shared  power to  dispose or direct  the  disposition  of:
                      59,750,438

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither the Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by viaLink, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1   Joint Filing Agreement

CUSIP No. 92552Q 10 1                   13D                    Page 8 of 9 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004

                                           SDS MERCHANT FUND, LP

                                           SDS CAPITAL GROUP SPC, LTD.
                                           By:  SDS Management, LLC,
                                                its Investment Manager

                                           By: /s/ Steven Derby
                                               ---------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member



                                           SDS MANAGEMENT, LLC

                                           By: /s/ Steven Derby
                                               ---------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                                  /s/ Steven Derby
                                           -------------------------------------
                                                      Steven Derby

CUSIP No. 92552Q 10 1                   13D                    Page 9 of 9 Pages
--------------------------------------------------------------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 2 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Amendment No. 2 to Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Amendment No. 2 to Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: October 15, 2004

                                           SDS CAPITAL GROUP SPC, LTD.
                                           By:  SDS Management, LLC,
                                                its Investment Manager

                                           By: /s/ Steven Derby
                                               ---------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member



                                           SDS MANAGEMENT, LLC

                                           By: /s/ Steven Derby
                                               ---------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                                  /s/ Steven Derby
                                           -------------------------------------
                                                      Steven Derby